SNIPP INTERACTIVE INC.

SNIPP SIGNS THREE YEAR SIX-FIGURE LOYALTY AGREEMENT WITH A

LEADING FAMILY RESORT

April 27, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce it has signed a three-year six figure loyalty agreement with a Michigan based family resort which includes a restaurant, a themed waterpark hotel and retail stores.

The resort has an award winning enterprise-wide loyalty program created to reward their loyal customers. Members earn 10 points for every dollar spent at any of the resort entities redeemable against gift certificates, discounts and special membership privileges.

The program will launch on the SnippLoyalty platform later this year with enhanced sophisticated features, point of sale integration and additional functional modules to build personal engagement and improve the experience for members. Members can now access their accounts online to easily update personal information, link family members and personal charities, engage with the brand and other members via social media and so much more.

According to David Hargreaves, Chief Client Officer at Snipp, “We are extremely pleased to announce this relationship. We have implemented and continue to manage a number of large enterprise loyalty programs for various brands in the USA and Europe and look forward to applying our expertise to enhance this program. We continue to develop the SnippLoyalty platform to offer our clients more sophisticated brand loyalty solutions globally. This is our first US based deployment of a traditional loyalty program with point of sale integration. Snipp is the only loyalty provider today offering a complete solution that covers both point of sale and receipt based loyalty programs. We are leaders in enabling both traditional loyalty programs and through our leading SnippCheck receipt processing, an entirely new category of loyalty for brands that are reliant on third party retailers for sales.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

Todd Kehrli

MKR Group, Inc.

d: 323-205-4336

m: 310.625.4462

todd@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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